Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



1 September 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America




10016303


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp.

Dennis Leong
<u>Company Secretary</u>


SEC MAIL
RECEIVED
PROCESSING
SECTION
SEP 03 2010
WASH. D.C.
193

dw 9/8

cag_cosec_syd_prd/68580_1

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

25 August 2010

Ms Kim-Ly Nguyen
Principal Adviser, Issuers (Sydney)
Australian Securities Exchange


MACQUARIE

Dear Kim-Ly

Macquarie Group Limited (MQG) Appendix 3Y

Please find attached an Appendix 3Y for Mr Nicholas Moore pursuant to ASX Listing Rule 3.19A. We note the notice was not lodged within the requisite timeframe due to a one-off administrative error relating to the automatic lapse of unexercised "out of the money" employee share options on the expiry date. Macquarie has a range of processes in place to ensure compliance with Listing Rule 3.19A, including monitoring by Macquarie staff, the registry and liaison with directors. Macquarie does not consider that any further arrangements to ensure compliance need to be introduced.

Yours sincerely

pp.

Dennis Leong
Company Secretary


SEC MAIL
RECEIVED
PROCESSING
SECTION
193
WASH., D.C.

cag_cosec_syd_prd/241588_1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Group Limited & Macquarie Bank Limited	
ABN	94 122 169 279	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas William Moore
Date of last notice	20 August 2010 re Macquarie Group Limited fully paid ordinary ("MQG") shares, unlisted options over unissued MQG shares ("Options"), Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") held under the Macquarie Group Employee Retained Equity Plan ("MEREP").

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Securities held by Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest; and • Securities held by Nicholas Moore in bare trust for Venamay Pty Limited, a company in which Nicholas Moore has a relevant interest.
Date of change	1 August 2010
No. of securities held prior to change	• 858,699 MQG shares held by Nicholas Moore; • 131,433 MQG shares held by Venamay Pty Limited; and • 255,613 MQG shares held by Nicholas Moore in bare trust for Venamay Pty Limited. MEREP Awards held by Nicholas Moore: • 571,822 RSUs; and • 146,525 PSUs.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/241573_1

No. of securities held prior to change cont.	MQG options held by Nicholas Moore, as previously disclosed: • 170,000 MQG options exercisable at $63.34 each; • 160,000 MQG options exercisable at $61.79 each; • 154,400 MQG options exercisable at $71.41 each; and • 243,900 MQG options exercisable at $53.91 each.
Class	Options over MQG shares held via the Macquarie Group Employee Share Option Plan (MGESOP).
Number acquired	Nil
Number disposed	170,000 MQG options exercisable at $63.34 each, which automatically lapsed unexercised on 1 August 2010.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	MQG shares and MEREP Awards as described above before the change MQG options held by Nicholas Moore as previously disclosed: • 160,000 MQG options exercisable at $61.79 each; • 154,400 MQG options exercisable at $71.41 each; and • 243,900 MQG options exercisable at $53.91 each.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Pursuant to the MGESOP, unexercised options automatically lapse 5 years from the original grant date. No specific action was taken by Mr Moore in relation to the lapsed options.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	

Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 25 August 2010

+ See chapter 19 for defined terms.